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                           May 10, 2021

       Ronald Cogburn
       Chief Executive Officer
       Exela Technologies, Inc.
       2701 East Grauwyler Road
       Irving, Texas 75061

                                                        Re: Exela Technologies,
Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed May 3, 2021
                                                            File No. 333-255708

       Dear Mr. Cogburn:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jennifer
L  pez at 202-551-3792 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Trade & Services